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                      (SHEARMAN & STERLING LLP LETTERHEAD)

RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

alan.seem@shearman.com                                          January 15, 2007
Tel: (8610) 5922-8002
Fax: (8610) 6563-6002

Mr. Geoff Kruczek
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


                Re: Solarfun Power Holdings Co., Ltd.


Dear Mr. Kruczek:

     We refer to the registration statement on Form F-1 (the "Registration Statement") of Solarfun Power Holdings Co., Ltd. ("Solarfun") filed with the Securities and Exchange Commission on November 27, 2007, as amended by Amendment No. 1 on December 11, 2007 and Amendment No. 2 on December 31, 2007. On behalf of Solarfun, we are transmitting herewith for filing on EDGAR with the Securities and Exchange Commission Solarfun's Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which includes updates regarding certain information relating to the company and the proposed offering, as well as Exhibits 1.1, 5.1, 10.32 and 10.34.

     We plan to print and launch both the convertible bond offering and the ADS offering today and expect to request, through a separate letter to the Staff, effectiveness of the Form F-1 for Tuesday, January 22, 2008, as the proposed pricing date and closing date are January 22, 2008 and January 25, 2008, respectively. Therefore, we would appreciate it if the Staff could advise whether it has any additional comments on the Form F-1 as soon as possible.

     If you have any questions regarding this filing, you may reach me by telephone at my office in Beijing, China at (8610) 5922-8002, on my cell phone at (86) 1391-012-7951 or my fax at (8610) 6563-6002.




                                                    Sincerely yours,

                                                    /s/ Alan Seem

                                                    Alan Seem



cc: Yonghua Lu -- Chairman
    Hanfei Wang -- Chief Operating Officer
    Amy Jing Liu -- Chief Financial Officer
         Solarfun Power Holdings Co., Ltd.

    James C. Lin
         Davis Polk & Wardwell

    George Chan
         Ernst & Young Hua Ming